HISPANICA INTERNATIONAL DELIGHTS OF AMERICA, INC.

March 23, 2017

John Reynolds

Assistant Director- Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE: Hispanica International Delights of America, Inc.

Registration Statement on Form S-1/A (Filed on 2/24/17)

File No. 333-214953

Dear Mr. Reynolds,

Hispanica International Delights of America, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 10:00 A.M. EST on Friday, March 24, 2017.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Hispanica International Delights of America, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Hispanica International Delight of America, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration by a telephone call to Ms. Jennifer Trowbridge at (858) 566-7010, or in her absence to Mr. Richard Weintraub at (858) 566-7010.

Thank you for your assistance.

Sincerely,

/s/ Fernando Oswaldo Leonzo

Chief Executive Officer